FrontFour Highlights ISS Report Stating Medley Capital Shareholders "Could Reasonably Opt to Reject" Proposed Combination With Sierra Income and Medley Management

ISS States Medley Capital Shareholders Have "Limited Visibility" Into Value Being Received

ISS States Transaction Appears to Disproportionately Favor External Manager That Has Demonstrated Poor Track Record

ISS Expresses Concern That Continued Erosion of NAV Gives Shareholders "Little Confidence" as to Management's Ability to Deliver Positive Returns

FrontFour Continues to Question Management's Projections, Basis For Growth, And Ability to Raise Dividend

GREENWICH, Conn., Jan. 30, 2019 /PRNewswire/ -- FrontFour Capital Group LLC ("FrontFour"), a significant shareholder of Medley Capital Corporation ("Medley Capital") (NYSE:MCC), announced today that it has issued a letter to shareholders highlighting the significant concerns proxy advisory firm Institutional Shareholder Services (ISS) has regarding the proposed combination of Medley Capital, Sierra Income Corporation and Medley Management Inc. and reiterating its belief that there are superior alternatives to unlock value for Medley Capital shareholders.

FrontFour's letter to shareholders is available on the SEC's website and can be viewed by clicking the following link: https://mma.prnewswire.com/media/815650/FrontFour_MCC_Letter_1_30_2019.pdf

FRONTFOUR CAPITAL GROUP LLC

FrontFour Capital Group LLC, located in the United States at 35 Mason Street, Greenwich, CT 06830, was formed in December 2006. FrontFour Capital Group LLC is registered with the Securities & Exchange Commission as an investment adviser under the Investment Advisers Act of 1940, as amended.

*   *   *

Written materials are submitted voluntarily pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. FrontFour Capital Group LLC ("FrontFour Capital") is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by FrontFour Capital.

PLEASE NOTE: FrontFour Capital is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.

CONTACT

Investor Contact:

David A. Lorber
FrontFour Capital Group LLC
35 Mason Street, 4th Floor
Greenwich, CT 06830
203-274-9050

FRONTFOUR
CAPITAL GROUP LLC

35 Mason Street, 4th Floor | Greenwich, CT 06830 | T: 203.274.9050 | F: 203.274.9045

January 30, 2019

Dear Fellow MCC Shareholders,

FrontFour Capital Group LLC ("FrontFour") continues to be a significant shareholder of Medley Capital Corporation ("MCC" or the "Company") with ownership of approximately 2 million shares or 3.8% of the outstanding shares. **We are writing to highlight the significant concerns proxy advisory firm Institutional Shareholder Services ("ISS") has regarding the proposed combination of MCC, Sierra Income Corporation ("SIC") and Medley Management Inc. ("MDLY") and to reiterate our belief that there are superior alternatives to unlock value for MCC shareholders.** It is time for shareholders to stand up and take ownership of our business and reject the sleight of hand transaction the Taubes and MDLY have orchestrated to further enrich and entrench themselves at the expense of shareholders, the true owners of MCC.

ISS has concerns with the proposed related party transaction and deems a shareholder's rejection of the deal as reasonable:

- "Shareholders have limited visibility regarding the value they are receiving, given that Sierra shares are not publicly traded. Moreover, **the deal appears to disproportionally favor an external manager (Medley)** that has demonstrated a poor track record of managing MCC assets…" **"Shareholders could reasonably opt to reject the proposed terms on these bases."** (emphasis added)

While we do not agree with ISS's voting recommendation, we do share its **concerns with the process that preceded this related party transaction:**

- **"The board's decision to forgo an auction process for MCC is a cause for concern**, since investors lack market-based evidence that the deal presented in fact represents the best available alternative for MCC shareholders. This becomes a more concerning fact in related party transactions such as the proposed three-way merger. In addition, the potential acquirers that participated in the MDLY sales process may have had limited ability to engage directly with MCC. For example, the proxy states that **Party X indicated it had preference for an asset purchase** transaction rather than a merger. **Considering that MDLY has no assets, it would be fair to assume that the interest related to MCC or Sierra assets**; however, further details of Party X's interest were not disclosed." (emphasis added)

- "No premium can be calculated as Sierra shares are not publicly traded."

We believe there are superior alternatives to the proposed transaction that would maximize value for all MCC shareholders, including an outright sale or windup, as we wrote in our letter dated December 13, 2018.

FRONTFOUR CAPITAL GROUP LLC

35 Mason Street, 4th Floor | Greenwich, CT 06830 | T: 203.274.9050 | F: 203.274.9045

ISS expressed its concerns with the NAV discount:

- "This NAV discount appears to reflect not only the decline in the company's fundamentals, **but also a low market expectation as to MCC's ability to deliver positive returns to shareholders.**" (emphasis added)

- **Given the continued erosion of NAV, ISS also expressed its concerns with management's ability to deliver positive returns:** "… the continued erosion of NAV at MCC, which is still driven mostly by pre-2015 vintages, **gives little confidence to shareholders as to management's ability to deliver positive shareholder returns.**" (emphasis added)

We are very concerned that the combined company will continue to trade at a significant discount to NAV. **The merger proxy statement even highlights the following concerning factors taken into consideration by the MCC Special Committee: "the Combined Company has not traded before and there is no way to determine with certainty the price at which it will trade, both initially and in the long term"** and **"the Combined Company would still have the same management team as before".**

We also question management's projections, basis for growth, and ability to raise the dividend:

Specifically, we are highly suspect of management's January presentation and most recent narrative to shareholders that they will be able to raise the dividend, especially given the fact that the presentation contains a disclaimer in the "fine print" stating, **"[t]here can be no assurances your dividend will increase and the Combined Company's distribution levels may not be as disclosed and may fluctuate."**

Let's look at the numbers presented. To begin, according to the Barclays presentation to the Special Committee of the Board of Directors of MDLY dated 8/9/18 ("Barclays presentation"), the transaction will increase net leverage by ~$110 million to fund the cash payments to the Taube brothers and MDLY. Next, MCC relies heavily on management's forecasted growth of "Other" revenue as depicted in the following table from the Barclays presentation. **Given management's track record, we find this growth highly suspect, and the fact that this growth serves as the basis for driving the valuation of MDLY, forecasted growth of NII and the dividend should be cause for concern.** There simply isn't enough transparency behind these numbers to justify such growth.

Historical and Forecasted P&L

($ in millions)	2016A	2017A	2018E	2019E	2020E	2021E
Revenue						
MCC	$18.5	$17.3	$13.7	$13.5	$13.5	$13.5
SIC	19.9	21.2	19.8	20.3	21.1	22.5
Other	11.6	12.4	15.0	21.5	29.5	40.5
Base Management Fees	$50.0	$50.9	$48.5	$55.2	$64.1	$76.5
Origination Fees	1.3	2.3	1.4	2.0	2.9	1.8
Incentive Fees	14.2	4.9	2.3	8.4	11.1	13.3
Performance Fees	2.4	(1.7)	0.6	1.1	2.2	3.6
Other Revenue and Fees	8.1	9.5	10.5	10.6	10.6	10.6
Total Revenue	**$76.0**	**$65.8**	**$63.3**	**$77.3**	**$91.0**	**$105.9**

FrontFour Capital Group LLC

35 Mason Street, 4th Floor | Greenwich, CT 06830 | T: 203.274.9050 | F: 203.274.9045

In addition, synergies touted by management are being eroded by compensation. According to the following table from the Barclays presentation, increased compensation is in excess of “synergies”. Aren’t synergies supposed to be a net positive for shareholders?

Pro Forma SIC P&L			
SIC NII	$48.8	$50.7	$53.6
(+) MCC NII	19.8	20.0	19.3
(+) MDLY NII	23.7	29.4	34.6
(+) Synergies	6.8	6.8	6.8
(-) Incremental Compensation	(7.5)	(8.7)	(9.9)
(-) Pre-Tax Incremental CoF	(2.3)	(2.3)	(2.3)
PF SIC NII	**$89.2**	**$95.9**	**$102.1**
NII / Share (1)	*$0.58*	*$0.63*	*$0.67*
NAV	**$1,109**	**$1,150**	**$1,195**
NAV / Share	*$7.24*	*$7.51*	*$7.80*
SIC Shares (63.2%)	96.785	96.785	96.785
Shares Issued to MCC (28.2%)	43.179	43.179	43.179
Shares Issued to MDLY (8.6%)	13.160	13.160	13.160
PF SIC Shares Outstanding	**153.124**	**153.124**	**153.124**

Finally, according to the following table from the proxy statement, the increase in SIC NII is being driven by an increase in SIC standalone shares outstanding (issuance of equity to raise assets). However, per the data in the Barclays table above (circled green) and the data in the table below from the proxy statement, there is no increase in shares outstanding for Barclays’ analysis while NAV declines at SIC and NII are the same. **Given the opaqueness of management’s “Other” revenue forecast, SIC’s NII growth based on the issuance of shares, negative synergies, and the increase in leverage, we do not see a bridge to increasing NII per share and the dividend of the combined company.**

	FY 2018	FY 2019	FY 2020	FY 2021
Investment Income	102,988	110,318	115,242	121,780
Interest Expense	21,973	23,577	23,925	25,192
Operating Expenses	33,109	37,976	40,651	42,943
Net Investment Income (“NII”)	**47,906**	**48,765**	**50,666**	**53,644**
Net Realized Gain/(Loss) on Total Return Swap	5,029	4,889	4,889	4,889
Net Increase/(Decrease) in Net Assets Resulting From Operations	**52,935**	**53,654**	**55,556**	**58,534**

	FY 2018	FY 2019	FY 2020	FY 2021
Shares Outstanding	96,784,857	96,784,857	102,691,107	108,597,357
NAV per share	$ 7.24	$ 7.14	$ 7.13	$ 7.15
NII per share	0.49	0.50	0.50	0.50
Realized Gain/(Loss) on Total Return Swap per share	0.05	0.05	0.05	0.05
Dividends per share	0.64	0.64	0.64	0.64

Lastly, we are amused by management’s attempt to blame shareholders for the December stock price decline. On December 4, 2018, MCC stock was down after reporting 2018 year-end results and **yet another write-down of NAV from $6.43 per share to $5.90 per share.** We believe that throughout December investors threw the towel in on the Taubes and MDLY given further writedowns.

FrontFour Capital Group LLC
35 Mason Street, 4th Floor | Greenwich, CT 06830 | T: 203.274.9050 | F: 203.274.9045


MCC Share Performance Since November 2018
$3.70
$3.50
$3.30
$3.10
$2.90
$2.70
$2.50
Roumell Letter
MCC earnings release
BLR Partners letter
FrontFour letter
Moab Partners letter
11/15/2018
11/22/2018
11/29/2018
12/6/2018
12/13/2018
12/20/2018
12/27/2018
1/3/2019
1/10/2019
1/17/2019
1/24/2019

Source: Bloomberg.

We believe the best path forward for MCC shareholders is to vote down the proposed transaction and for MCC to commence a corporate windup or sales process on a standalone basis. **We reiterate our intention to vote against this transaction.**

Sincerely,

FrontFour Capital

*   *   *

Written materials are submitted voluntarily pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. FrontFour is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by FrontFour.

PLEASE NOTE: FrontFour is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.